UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934
(Amendment No. 4)*

PCM, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

69323 K 100

(CUSIP Number)

Frank F. Khulusi

Chief Executive Officer

PCM, Inc.

1940 East Mariposa Avenue

El Segundo, CA 90245

(310) 354-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (The "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69323 K 100

1	Name of Reporting Persons. Frank E. Khulusi

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 254,800 (consists of 254,800 shares underlying options exercisable within 60 days of 3/21/2014)

	8	Shared Voting Power 2,483,755

	9	Sole Dispositive Power 254,800 (consists of 254,800 shares underlying options exercisable within 60 days of 3/21/2014)

	10	Shared Dispositive Power 2,483,755

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,738,555 (includes 254,800 shares underlying options exercisable within 60 days of 3/21/2014)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.8%*

14	Type of Reporting Person (See Instructions) IN

* See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 69323 K 100

1	Name of Reporting Persons. Mona C. Khulusi

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,483,755

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,483,755

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,483,755

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.2%*

14	Type of Reporting Person (See Instructions) IN

* See Item 5 hereof.

EXPLANATORY STATEMENT

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of PCM, Inc., a Delaware corporation (formerly PC Mall, Inc.) (the “Company”).  This Amendment No. 4 is being jointly filed by Frank F. Khulusi and Mona C. Khulusi (the “Reporting Persons”), individually and as joint trustees of the Khulusi Revocable Family Trust dated November 3, 1993 (the “Trust”), to amend and supplement the information set forth below of the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2003 (the “Original Filing”), as amended by Amendment Nos. 1 through 3 to the Original Filing.

ITEM 1.                                                Security and Issuer.

This Amendment No. 4 relates to the Common Stock of the Company.  The principal executive offices of the Company are located at 1940 East Mariposa Avenue, El Segundo, California 90245.

ITEM 2.                                                Identity and Background.

The Reporting Persons are Frank F. Khulusi and Mona C. Khulusi, individually and as joint trustees of the Trust.  Frank F. Khulusi is President, Chief Executive Officer and Chairman of the Board of Directors of the Company.  Mona C. Khulusi is a homemaker. The business address of the Reporting Persons is 1940 East Mariposa Avenue, El Segundo, California 90245.

Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.  Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Each of the Reporting Persons is a citizen of the United States.

ITEM 3.                                                Source and Amount of Funds or Other Consideration.

On March 13, 2014, Mr. Khulusi acquired an aggregate of 397,500 shares of Common Stock upon the exercise of outstanding employee stock options.  The options had been granted to Mr. Khulusi under the Company’s equity incentive plans at various dates since October 2004.  Mr. Khulusi acquired such shares using his personal funds in payment of the exercise price of the underlying options.  On March 19, 2014, Mr. Khulusi transferred an aggregate of 797,500 shares held directly by him to the Trust.  With respect to shares of Common Stock beneficially owned by Frank Khulusi that are subject to options exercisable within 60 days of March 21, 2014, Mr. Khulusi paid no funds or other consideration for such options.

ITEM 4.                                                Purpose of the Transaction.

Frank Khulusi is the founder and President, Chief Executive Officer and Chairman of the Board of Directors of the Company.  The Reporting Persons acquired beneficial ownership of the shares held of record by them for investment.  Mr. Khulusi acquired the options referred to in this Statement as compensation for services to the Company.

The Reporting Persons will review from time to time various factors relevant to their beneficial ownership of the Common Stock, including trading prices for the Common Stock and conditions in capital markets generally, developments in the Company’s business and financial condition, results of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Common Stock held by them, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise, as well as one or more transactions relating to the Company.

Other than Mr. Khulusi’s status as an executive officer of the Company and as a member of the Company’s Board of Directors, which regularly considers such matters, and except as set forth above, the Reporting Persons have no present plans or proposals relating to or which would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

ITEM 5.                                                Interests in Securities of the Issuer.

(a)-(b)  Frank Khulusi is deemed to beneficially own an aggregate of 2,738,555 shares of Common Stock (which includes 254,800 shares of Common Stock underlying options that are exercisable within 60 days of March 21, 2014), representing 21.8% of the outstanding shares of the Common Stock of the Company as of March 21, 2014.  Of such shares, Mr. Khulusi (i) has sole voting and dispositive power as to the 254,800 shares underlying stock options, and (ii) shares voting and dispositive power as to the 2,483,755 shares held by the Trust.

Mona Khulusi is deemed to beneficially own an aggregate of 2,483,755 shares of Common Stock, representing 20.2% of the outstanding shares of the Common Stock of the Company as of March 21, 2014.  Of such shares, Ms. Khulusi (i) does not have sole voting or dispositive power with respect to any shares of Common Stock, and (ii) shares voting and dispositive power as to the 2,483,755 shares held by the Trust.

The percentage of shares beneficially owned by the Reporting Persons is based on 12,320,486 shares of the Company’s Common Stock outstanding at March 21, 2014.

(c)  On March 13, 2014, Frank Khulusi exercised options to purchase an aggregate of 397,500 shares of Common Stock pursuant to vested options previously granted under the Company’s stock incentive plans.  The options were exercised for cash in accordance with the terms of the underlying option agreements, and the exercise prices of such options is set forth in the table below:

Shares acquired upon Exercise	Exercise Price
110,000	$7.99
100,000	$6.23
88,000	$4.66
65,000	$4.01
26,400	$5.55
8,100	$7.65

On March 19, 2014, Mr. Khulusi transferred 797,500 shares of Common Stock, consisting of all outstanding shares of Common Stock held by him directly, to the Trust.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.                                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the agreement establishing the Trust, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.                                                Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2014

/s/ Frank F. Khulusi
Frank F. Khulusi, individually and as trustee of the Khulusi Family Revocable Trust dated November 3, 1993

/s/ Mona C. Khulusi
Mona C. Khulusi, individually and as trustee of the Khulusi Family Revocable Trust dated November 3, 1993